HANMI FINANCIAL CORPORATION
3660 Wilshire Boulevard
Suite PH-A
Los Angeles, California 90010

September 14, 2004

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Amendment Withdrawal Letter filed on August 30, 2004 Accession No. 0000950129-04- 006633

Ladies and Gentlemen:

On August 30, 2004, Hanmi Financial Corporation (the “Company”) submitted a registration statement amendment withdrawal request (Form Type AW, Accession Number 0000950129-04-006633) pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended. Such withdrawal request was inadvertently filed under the incorrect registration statement number; it requested the withdrawal of the registration statement No. 333-112606, rather than No. 333-117753. We hereby ask that such withdrawal request be disregarded. For your information, we will be filing via EDGAR a revised registration statement amendment withdrawal request containing the correct registration statement number immediately following the transmission of this letter. If you have any questions or comments or require further information regarding this, please do not hesitate to call Thomas Wuchenich of Simpson Thacher & Bartlett LLP at (310) 407-7505.

Sincerely,

Hanmi Financial Corporation
By:	/s/ Jae Whan Yoo
Jae Whan Yoo
President and Chief Executive Officer

End of Filing